Mail Stop 3010

May 27, 2010

<u>VIA U.S. MAIL AND FAX (562)733-5281</u>

Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

      Re: HCP, Inc
              Form 10-KSB for the year ended December 31, 2009
              File No. 001-08895

Dear Mr. Herzog:

      We have reviewed your response letter dated September 21, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

1. We have reviewed your response to comment number 6. Given you representation that your portfolio of mezzanine and other mortgages is one of your primary products, please tell us why you have not presented interest expense within operating expenses. Additionally, please disclose in future filings your policy regarding classification of funding this portfolio as an investing activity as opposed to an operating activity within your statement of cash flows.

Notes to Consolidated Financial Statements

(17) Impairments, page F-46

2. We have considered your response to our prior comment 9. Given your belief that Sunrise has breached 64 of the remaining 75 management contracts, and your resulting lawsuit, explain to us how management was able to arrive at the conclusion that the assets were not impaired as of December 31, 2009.

Item 15. Exhibit and Financial Statement Schedules, page 65

3. We have reviewed your response to 5 of our previous letter dated April 20, 2010. We continue to believe that if you include material contracts pursuant to Item 601(b)(10) of Regulation S-K, those contracts must be filed in their entirety. Please file the completed agreements, as previously requested, in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. In the alternative, if any contract, in its entirety, is no longer material to investors, you should remove it from your Exhibit List.

Definitive Proxy on Schedule 14A Filed March 12, 2010

<u>Current Executive Compensation Program Elements</u>

<u>Annual Bonuses, page 24</u>

4. In future filings, please provide a more detailed analysis of how the company determined the actual payouts under the bonus program. For instance, we note your disclosure that the FFO Per Share target was met, qualifying each executive to receive the specified maximum bonus amounts; however, based on your disclosure on page 26, the compensation committee elected to award actual bonuses significantly different from the maximum bonus targets. Please explain how the committee exercised discretion to arrive at the awarded amounts. In addition, we note that you also use qualitative factors to help determine target bonus amounts. Please explain in greater detail how the compensation committee considered the identified factors to establish the maximum bonus targets for each executive. Please also explain the committee's considerations in awarding the $50,000 discretion bonus to Mr. Herzog. Please tell us in your response how you intend to revise this disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief